Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

VIA EDGAR

November 26, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kate Beukenkamp

Re:	Bed Bath & Beyond, Inc.
Registration Statement on Form S-3
File No. 333-290763

Dear Ms. Beukenkamp:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bed Bath & Beyond, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-290763) to become effective on December 3, 2025 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Todd M. Kaye of Bryan Cave Leighton Paisner LLP, counsel to the Company, at (314) 259-2194. The Company hereby authorizes Mr. Kaye to orally modify or withdraw this request for acceleration.

[Signature Page Follows]

Very truly yours,

BED BATH & BEYOND, INC.

/s/ Melissa H. Smith

Melissa H. Smith
General Counsel and Corporate Secretary

cc:	Adrianne B. Lee, President and Chief Financial Officer
  Todd M. Kaye, Bryan Cave Leighton Paisner LLP